Exhibit 99.1

19 October 2022

Exodus Announces Polygon Support in Web3 Wallet

Exodus Movement, Inc. (tZERO and Securitize ATS:EXOD), (“the Company”) the leading self-custodial cryptocurrency software platform, and Polygon Technology, a developer of Polygon, the Ethereum scaling blockchain protocol Polygon supporting Web3 technology for millions of users, today announced the addition of Polygon support in Exodus’s browser-based Web3 Wallet.

“The addition of Polygon support in our Web3 Wallet provides another fast, low-cost alternative to Ethereum for our customers,” said JP Richardson, CEO and Co-Founder of Exodus. “Our Web3 wallet is the premier self-custodial, multi-chain solution to explore Web3. Customers can toggle effortlessly between networks and buy, sell and view NFTs on all supported blockchains within our beautifully designed platform. Polygon is the latest network addition, connecting customers to thousands of dApps within its growing ecosystem.”

Polygon was designed to work in parallel with the Ethereum network to improve functionality by reducing transaction fees, increasing throughput, and promoting infrastructure development. Polygon currently supports ERC-20 tokens and its native coin, MATIC.

Boasting just over 53,000 dApps, Polygon has become the de facto platform for Web3. The network offers an array of blue-chip services ranging from decentralized finance (DeFi) dapps such as Aave, Curve, Balancer, and Uniswap, to the best gaming and metaverse platforms, including Decentraland, Somnium Space, Sandbox, Atari (multiverse), and Aavegotchi — all of which are now easily accessible to Exodus users.

Hamzah Khan, Head of DeFi and Labs at Polygon Technology, said: “The addition of Polygon to Exodus’ web3 wallet will bring about a significant leap in DeFi accessibility, allowing anyone to gain seamless access to over 53,000 decentralized services. Exodus provides an easy-to-use solution for crypto veterans and newbies alike, and Polygon's integration will help further the goal of bringing a new wave of adoption to the DeFi sector.”

Exodus’s browser-based Web3 Wallet is the first multi-chain product where Solana, Ethereum, Algorand, and Polygon blockchains meet the world of web3. Support for other major DeFi chains, including Binance Smart Chain, Fantom, and Avalanche are expected to launch by year-end.

To download the Exodus Web3 Wallet and experience all that Polygon has to offer, simply visit Exodus.com/download today.

Contact

Customer Support
support@exodus.com

Press and Investor Relations
Allysa Howell
investors@exodus.com
+1 (720) 484-1147

About Polygon

Polygon Companies is the leading blockchain developer, offering scalable, affordable, secure and sustainable blockchains for Web3. Its growing suite of products offers developers easy access to major scaling solutions including L2 (ZK Rollups and Optimistic Rollups), sidechains, hybrid, stand-alone and enterprise chains, and data availability. Polygon scaling solutions have seen widespread adoption with 53,000+ decentralized applications hosted,1.94B+ total transactions processed, 164M+ unique user addresses, and $5B+ in assets secured. The network is home for some of the biggest Web3 projects such as Aave, Uniswap and OpenSea and well-known enterprises including Stripe and Adobe. Polygon is carbon neutral with the goal of leading the Web3 ecosystem in becoming carbon negative.

If you're an Ethereum Developer, you're already a Polygon developer! Leverage Polygon’s fast and secure txns for your dApp, get started here.

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About Exodus

Exodus is on a mission to help half the world exit the traditional finance system. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop and mobile, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The non-custodial functionality is encrypted locally on users' own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Forward-Looking Statements

This news release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the second quarter of 2022, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

•	expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors;

•
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

•	the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto;

•
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

•	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

•	increasing competition from existing and new competitors;

•	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

•	continued compliance with regulatory requirements;

•	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

•
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

•	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

•	the compromise of user data for any reason;

•	foreign operational, political and other risks relating to our operations; and

•	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.